January 16, 2015


Via EDGAR
Mr. John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington DC 20549


Dear Mr. Nolan:

This is in response to your e-mail dated November 19, 2014. The loan cost* recovery income and increase in interest income in the second quarter was* related to two borrowers: Interstate Holdings (Loan 1518) and Robesa* Investments (Loans 1610 and 1721).*

Interstate Holdings (Loan 1518):*
This loan was originated and funds disbursed on August 13, 2004, in the amount* of $3,187,500. Payments were made for a period of time, bringing the balance* down to $3,008,401. The loan became impaired and went into non-accrual* status on August 31, 2010. There were two subsequent writedowns; on March 31,* 2013 in the amount of $1,197,250. and on December 31, 2013 in the amount of* $616,562. These writedowns brought the loan balance to $1,194,589. An* appraisal completed in June of 2014 reflected a value of $1,750,000, well* above the loan balance. OptimumBank paid the 2009 real estate taxes for this* property in March of 2012, in the amount of $110,664., and paid the 2010 taxes* in January of 2013, in the amount of $112,681. These transactions created a* negative escrow balance of $223,345, which the Bank was required to expense* under the terms of the Consent Order. We were also required to accrue expense* for the 2011 and 2012 taxes, a total of $230,042.*

In 2014 this loan was sold to a new borrower. Conditions for the sale* included OptimumBank being reimbursed for the 2009 and 2010 taxes that were* previously paid, and the new borrower being responsible for paying the 2011,* 2012 and all subsequent taxes. Therefore, the Bank was able to recover prior* expenses for the negative escrow balance and the tax* accrual,* a total of $453,387.*

Robesa Investments (Loan 1610):*
This loan was originated and funds disbursed on April 15, 2004, in the* amount of $2,250,000. Payments were made for a period of time, bringing the* balance down to $2,082,049. The loan went into non-accrual status on* December 31, 2010. There were no writedowns on the loan. After falling* behind on payments by approximately nine months, the borrower began making* regular payments, but never catching up. As a result, the Bank was unable* to take the loan out of non-accrual status and take the interest payments* into income. The principal balance as of May 2014 was $2,012,282. An* appraisal completed in April of 2014 reflected a value of $2,250,000.*
The loan was paid off on June 26, 2014. The Bank was then able to take* into income $266,166 in prior interest payments on non-accrual loans.*

Robesa Investments (Loan 1721):*
This loan was originated and funds disbursed on November 8, 2006, in the* amount of $600,000. Payments were made for a period of time, bringing* the balance down to $570,536. The loan went into non-accrual status on* December 31, 2010. There were no writedowns on the loan. After falling* behind on payments by approximately nine months, the borrower began* making regular payments, but never catching up. As a result, the Bank* was unable to take the loan out of non-accrual status and take the* interest payments into income. The principal balance as of May 2014 was* $548,515. An appraisal completed in March of 2014 reflected a value of* $1,200,000. The loan was paid off on June 26, 2014. The Bank was then* able to take into income $89,644 in prior interest payments on non-accrual* loans.*


Classification of Loan Costs Recovery:*
For the second quarter 10-Q, the Loan Costs Recovery was shown as* Noninterest income. In the third quarter 10-Q, the year-to-date amount* was reclassified as a reduction of Noninterest expense. The Bank did an* assessment that a reduction of expense is a more appropriate presentation* than an increase in income because the items detailed*
(Interstate Holdings) were originally expense items. We will continue* to present the items in this way. We did not feel it was necessary to* revise the filings because there was no impact on net earnings as a* result of the reclassification.*

The company acknowledges that:*
The company is responsible for the adequacy and accuracy of the* disclosure in the filing;*

Staff comments or changes to disclosure in response to staff comments* do not foreclose the Commission from taking any action with respect to* the filing;*

The company may not assert staff comments as a defense in any proceeding* initiated by the Commission or any person under the federal securities* laws of the United States.*

Disclosures will be provided in future filings to provide a detailed* understanding of relevant income and expense items.*



Sincerely,*


Thomas A. Procelli*
Principal Executive Officer and*
Principal Financial Officer*

2477 East Commercial Boulevard,*
Ft. Lauderdale, Florida  33308*
Phone: (954) 900-2800*
Toll-Free: (888) 991-BANK*
Fax: (954) 900-2801*